APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Valkyrie Axe Throwing
Income Statement - unaudited
For the periods ended 2019 and 2020

	Current Period	Prior Period
	31-Dec-02	**31-Dec-19**
REVENUES		
Sales	$ 198,566.21	$ 96,557.73
Other Revenue	-	-
TOTAL REVENUES	**198,566.21**	**96,557.73**
COST OF GOODS SOLD		
Cost of Sales	16,801.05	-
Supplies	6,663.31	4,118.66
Other Direct Costs	131,314.60	62,032.52
TOTAL COST OF GOODS SOLD	154,778.96	66,151.18
GROSS PROFIT (LOSS)	43,787.25	30,406.55
OPERATING EXPENSES		
Advertising and Promotion	8,683.25	2,116.42
Insurance	18,063.64	19,467.95
Rental Payments	34,300.00	5,001.40
Salaries	38,704.78	10,531.69
Utilities	19,087.03	1,731.25
Website Development	-	-
TOTAL OPERATING EXPENSES	118,838.70	38,848.71
OPERATING PROFIT (LOSS)	(75,051.45)	(8,442.16)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	**$ (75,051.45)**	**$ (8,442.16)**

Valkyrie Axe Throwing
Balance Sheet - unaudited
For the period ended 2019 and 2020

	Current Period	Prior Period
	31-Dec-20	31-Dec-19
ASSETS		
Current Assets:		
Cash	$ 2,359.96	8759.42
Petty Cash	250.00	250.00
Accounts Receivables	-	-
Inventory	-	-
Total Current Assets	2,609.96	9,009.42
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	3,586.48	-
Total Other Assets	3,586.48	-
TOTAL ASSETS	**$ 6,196.44**	**$ 9,009.42**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 6,000.00	$ -
Business Credit Cards	3.18	5,909.18
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	60,064.93	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	66,068.11	5,909.18
Long-Term Liabilities:		
Notes Payable	9,547.95	5,909.18

Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		9,547.95		5,909.18
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		(69,419.62)		(2,808.94)
Total Equity		(69,419.62)		(2,808.94)
TOTAL LIABILITIES & EQUITY	$	**6,196.44**	$	**9,009.42**

I, Randall Connelly, certify that:

1. The financial statements of Valkyrie Axe Throwing, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Valkyrie Axe Throwing, LLC included in this Form reflects accurately the information reported on the tax return for Valkyrie Axe Throwing, LLC for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Randall Connelly*

Name: Randall Connelly

Title: Owner